Exhibit 99.2

Poder / Form of Power of Attorney

Carta Poder / Proxy Letter

_________________ (la “Poderdante”), por medio de la presente carta otorgo un poder especial pero tan amplio como sea requerido, en favor de ______________________________________ (los “Apoderados”) para que cualquiera de los Apoderados, asista a la Asamblea General Ordinaria de Accionistas de Betterware de Mexico, S.A.P.I. de C.V. (la “Sociedad”), que se celebrará el 9 de agosto de 2023 a las 15:00 horas Central Standard Time (la “Asamblea”), en la cual los accionistas de la Sociedad resolverán los siguientes puntos del Orden del Día; y voten en el sentido que se señala a continuación, en dicha Asamblea, ______________________________________ acciones que de dicha Sociedad la Poderdante es titular:

Orden del Día de la Asamblea Ordinaria de Accionistas

		A favor	En contra	Abstención
I.	Discusión, y en su caso, aprobación del pago de dividendos.
II.	Designación, y en su caso, ratificación de los poderes previamente otorgados por la Sociedad.
III.	Discusión, y en su caso, otorgamiento de poderes para representar a la Sociedad.
IV.	Designación de delegados especiales para dar efecto y formalizar las resoluciones adoptadas en la Asamblea.

___________________ (the “Principal”), hereby grants a special power of attorney as broad as it may be required, in favor of ______________________________________ (the “Attorneys-in-Fact”) so that, attends the General Ordinary Shareholders Meeting of Betterware de Mexico, S.A.P.I. de C.V. (the “Company”), to be held on August 9, 2023 at 15:00 Central Standard Time (the “Meeting”), through which the shareholders of the Company will resolve the matters contained in the following Agenda; and vote in the manner set forth below, in such Meeting, ______________________________________ shares owned by the Principal:

Agenda for the General Ordinary Shareholders Meeting

		In favor	Against	Abstention
I.	Discussion and, if applicable, approval of the payment of dividends.
II.	Discussion, and if applicable, ratification of certain powers of attorney previously granted by the Company.
III.	Discussion, and in if applicable, granting additional powers of attorney to represent the Company.
IV.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

El Poderdante ratifica desde ahora los actos que realicen los Apoderados en el ejercicio legal de este mandato.	The Principal hereby ratifies the acts the Attorneys-in-fact may conduct in the legal exercise of this mandate.

___ de _____________ de 2023 / _________________, 2023

Por/By:_______________________

Cargo/Title: ___________________________

Testigos/Witnesses

Name:	Name: